N E W S   R E L E A S E

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – February 19, 2008 – Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Thursday, February 28, 2008 at 11:00 a.m. MST (1:00 p.m. EST) to discuss Talisman’s 2007 year end results. Participants will include John Manzoni, President and Chief Executive Officer and members of senior management. Talisman expects to release its year end results the morning of February 28 at approximately 5:00 a.m. MST.

To participate in the conference call, please contact the Talisman Energy conference operator at 10:50 a.m. MST (12:50 p.m. EST), 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-800-732-9303 (North America) or
1-416-644-3419 (Local Toronto & International)

A replay of the conference call will be available at approximately 1:00 p.m. MST on Thursday, February 28, 2008 until 11:59 p.m. Thursday, March 6, 2008. If you wish to access this replay, please call:

1-877-289-8525 (North America) passcode 21259611# or
1-416-640-1917 (Local Toronto & International) passcode 21259611#

Live Internet Audio Broadcast

The conference call will also be broadcast live on the internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:
http://w.on24.com/r.htm?e=104491&s=1&k=599D7CC03514F517E1939D13616829FC

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  The Company and its subsidiaries have operations in North America, the North Sea, Southeast Asia, and North Africa. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:                                                                                                Shareholder and Investor Inquiries:

David Mann, Senior Manager, Corporate                                                                                                Christopher J. LeGallais
& Investor Communications                                                                                     Senior Manager, Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                                                           Phone:                      403-237-1957 Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                                           Email:                       tlm@talisman-energy.com

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